SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Loral Space & Communications Inc.

(Name of Issuer)

Voting common stock, par value $0.01 per share

(Title of Class of Securities)

543881106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G/A

CUSIP No. 543881106	Page 2 of 16

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 70,075**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 70,075**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,075**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 3 of 16

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 70,075**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 70,075**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,075**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 4 of 16

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 70,075**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 70,075**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,075**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 5 of 16

1	NAME OF REPORTING PERSONS NexPoint Credit Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,684**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,684**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,684**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 6 of 16

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,684**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,684**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,684**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 7 of 16

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,684**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,684**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,684**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 8 of 16

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 686,400**
	6	SHARED VOTING POWER 1,305,200**
	7	SOLE DISPOSITIVE POWER 686,400**
	8	SHARED DISPOSITIVE POWER 1,305,200**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,600**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 9 of 16

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,991,600**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,991,600**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,600**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 543881106	Page 10 of 16

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,101,359**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,101,359**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,101,359**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 3 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Credit Fund”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on October 2, 2012, as subsequently amended on February 13, 2013, as subsequently amended on February 14, 2014 (collectively, the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI, Ethan Powell is the President of NexPoint GP, and James D. Dondero is the President of Strand and Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”). Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Global Fund. NexPoint GP is the general partner of NexPoint. NexPoint is the investment advisor to the Credit Fund. Strand is the general partner of Highland Capital. Highland Capital serves, indirectly, as the general partner to a private fund (the “HCM Fund” and collectively with the Global Fund and the Credit Fund, the “Funds”). This Amendment relates to the voting common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”), held by (i) the Funds (ii) Highland Capital and (iii) Highland Services.

Item 2(a)	Name of Person Filing.

Item 2(a) of the Original 13G is hereby amended and restated to read as follows:

(1) Highland Global Allocation Fund

(2) Highland Capital Management Fund Advisors, L.P.

(3) Strand Advisors XVI, Inc.

(4) NexPoint Credit Strategies Fund

(5) NexPoint Advisors, L.P.

(6) NexPoint Advisors GP, LLC

(7) Highland Capital Management, L.P.

(8) Strand Advisors, Inc.

(9) James D. Dondero

Item 2(c)	Citizenship or Place of Organization.

Item 2(c) of the Original 13G is hereby amended and restated to read as follows:

(1) Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust.

(2) Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

(3) Strand Advisors XVI, Inc. is a Delaware corporation.

(4) NexPoint Credit Strategies Fund is a Delaware statutory trust

(5) NexPoint Advisors, L.P. is a Delaware limited partnership

(6) NexPoint Advisors GP, LLC is a Delaware limited liability company

(7) Highland Capital Management, L.P. is a Delaware limited partnership

(8) Strand Advisors, Inc. is a Delaware corporation

(9) James D. Dondero is a United States citizen

Item 3	Reporting Person.

Item 3 of the Original 13G is hereby amended and restated to read as follows:

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	The Global Fund may be deemed the beneficial owner of 70,075 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Global Fund, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 70,075 shares of Common Stock held by the Global Fund.

The Credit Fund may be deemed the beneficial owner of 39,684 shares of Common Stock that it holds directly. NexPoint, as the investment advisor to the Credit Fund, and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 39,684 shares of Common Stock held by the Credit Fund.

Highland Capital may be deemed the beneficial owner of the 686,400 shares of Common Stock it holds directly. As the indirect general partner of the HCM Fund, Highland Capital and Strand, as the general partner of Highland Capital, may be deemed the beneficial owners of the 1,305,200 shares of Common Stock held by the HCM Fund.

Mr. Dondero may be deemed the beneficial owner of the 2,101,359 shares of Common Stock held by (i) the Funds (ii) Highland Capital and (iii) Highland Services.

(b)	The Global Fund, Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 0.3% of the outstanding shares of Common Stock held by the Global Fund. This percentage was determined by dividing 70,075, the number of shares of Common Stock held directly by the Global Fund, by 21,414,212, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 5, 2014.

The Credit Fund, NexPoint and NexPoint GP may be deemed the beneficial owners of 0.2% of the outstanding shares of Common Stock held by the Credit Fund. This percentage was determined by dividing 39,684, the number of shares of Common Stock held directly by the Credit Fund, by 21,414,212, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 5, 2014.

Highland Capital and Strand may be deemed the beneficial owner of 9.3% of the outstanding Common Stock. This percentage was determined by dividing 1,991,600, the number of shares of Common Stock held directly by (i) the HCM Fund and (ii) Highland Capital, by 21,414,212, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 5, 2014.

Mr. Dondero may be deemed the beneficial owner of 9.8% of the outstanding Common Stock. This percentage was determined by dividing 2,101,359, the number of shares of Common Stock held directly by (i) the Funds, (ii) Highland Capital and (iii) Highland Services, by 21,414,212, which is the number of shares of Common Stock outstanding as of October 31, 2014 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 5, 2014.

(c)	The Global Fund has the sole power to vote and dispose of the 70,075 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 70,075 shares of Common Stock held by the Global Fund.

The Credit Fund has the sole power to vote and dispose of the 39,684 shares of Common Stock that it holds directly. NexPoint and NexPoint GP have the shared power to vote and dispose of the 39,684 shares of Common Stock held by the Credit Fund.

Highland Capital has the sole power to vote and dispose of the 686,400 shares of Common Stock it holds directly. Highland Capital and Strand have the shared power to vote and dispose of the 1,305,200 shares of Common Stock held by the HCM Fund.

Mr. Dondero has the the shared power to vote and dispose of the 2,101,359 shares of Common Stock held by (i) the Funds, (ii) Highland Capital and (iii) Highland Services.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 13, 2015, by and among the Global Fund, Highland Fund Advisors, Strand XVI, the Credit Fund, NexPoint, NexPoint GP, Highland Capital, Strand and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Ethan Powell
	Name:	Ethan Powell
	Title:	Secretary

NEXPOINT CREDIT STRATEGIES FUND

	By:	/s/ Ethan Powell
	Name:	Ethan Powell
	Title:	President

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: President

NEXPOINT ADVISORS GP, LLC

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero